UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 17, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / ME) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

MATERIAL FACT

Resignation of CFO and IRO

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) informs its shareholders and the market in general that, on this date, the Chairman of the Board of Directors became aware of the resignation presented by Mrs. Camille Loyo Faria to the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO) of the Company.

Mrs. Faria will remain in the exercise of her functions until January 31, 2023.

The Company registers its acknowledgments to Mrs. Faria for his commitment and dedication in performing her duties throughout her term of office and extremely important deliveries such as the process of acquisition and integration of the assets of Oi Móvel.

The procedures for appointing a new responsible have already started, and the Board of Directors will convene in due course to deliberate on the election for the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO) of the Company.

Rio de Janeiro, January 17th, 2021.

TIM S.A.

Alberto Griselli

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 17, 2023	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer